ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433(d)

Registration No. 333-159167

November 14, 2012

GRIFFIN CAPITAL NET LEASE REIT, INC.

Griffin Capital Net Lease REIT, Inc. (the “Company”) has filed a Registration Statement on Form S-11 (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, Griffin Capital Securities, Inc., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 606-5901.

On or about November 7, 2012, the website WealthManagement.com published an article after asking for and obtaining an interview with Kevin Shields, the Chief Executive Officer of the Company and its sponsor, Griffin Capital Corporation (the “Sponsor”). The full text of the article is reproduced below.

WealthManagement.com is wholly unaffiliated with the Company, and neither the Company nor any of its affiliates has made any payment or given any consideration to WealthManagement.com in connection with the article or any other matter published by WealthManagement.com concerning the Company or any of its affiliates. The article published WealthManagement.com was not reviewed by the Company prior to its publication.

Corrections and Clarifications

The Company believes that the following information is appropriate to correct or clarify the information included in the article:

1. The statement “‘We certainly characterize net leases as a bond-like investment because the quality of the lease payment is the same as unsecured bonds,’ says Kevin Shields, chairman & CEO of Griffin Capital Corp. and an advisor for Griffin Capital Net Lease REIT. ‘You’re getting a nice yield premium on the same credit quality relative to having bought the bonds’” requires clarifications. First, as stated in the “Risk Factors—Risks Related to Investments in Single Tenant Net Lease Real Estate” and “Risk Factors—General Risks Related to Investments in Real Estate” sections of the Company’s prospectus, an investment in single tenant net lease involves risks, including the following: (1) Many of the Company’s properties will depend upon a single tenant for all or a majority of their rental income, and the Company’s financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of a single tenant, including those caused by the current economic downturn; (2) If a tenant declares bankruptcy, the Company may be unable to collect balances due under relevant leases; (3) Net leases may not result in fair market lease rates over time; and (4) The Company’s real estate investments may include special use single tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations. Further, the Company makes no representation that an investment in the Company is an investment in a bond or any other similar investment. The portion of the statement that implies that the quality of a lease payment on a property subject to a net lease is the same quality as an unsecured bond is solely the opinion of Mr. Shields, based on his understanding of the ratings provided by credit rating agencies on the subject. The Company makes no representation as to the return received on a property subject to a net lease as compared to an investment in a bond.

2. The statement “Shields points to Griffin Capital Net Lease REIT’s recent acquisitions—the company purchased assets leased on long-term net leases by AT&T, Westinghouse Electric, GE and Travelers Insurance. ‘If you look at the last five assets we acquired, our average lease yield on those assets is 8.4 percent,’ he says. ‘If you were to buy a comparable maturities bond, the weighted average interest rate is 5.2 percent, representing a 320 basis point spread between the lease rate and the bond rate for the same credit’” requires clarification. Complete details regarding the five assets most recently purchased by the Company, including information about the tenants on such properties, can be found in the “Our Real Estate Investments” section of the Company’s prospectus. The average lease yield referred to by Mr. Shields is calculated by dividing the average annual rent over the remaining term of the lease upon acquisition by the purchase price of the property acquired.

3. The statement “‘If you own an asset that is considered ‘mission-critical’—the tenant needs that property to run its business—there’s a higher likelihood the lease will be renewed,’ Shields says. ‘And if worse comes to worse and the tenant chooses not to renew, a high-quality asset can be leased to another tenant’” requires clarification. As indicated in the “Risk Factors—Risks Related to Investments in Single Tenant Net Lease Real Estate” and “Risk Factors—General Risks Related to Investments in Real Estate” sections of the Company’s prospectus, investments in net lease real estate, including “mission-critical” assets, involve significant risks, including the specific risks listed above. Further, a tenant at one of the Company’s properties may terminate a lease or elect not to renew the lease upon its expiration, in which case there would be no assurance that the Company will be able to lease the property for the rent previously received or sell the property without incurring a loss.

The full text of the WealthManagement.com article is as follows:

Yield-Hungry? Can’t Eat on 1.6%

Net lease REITs are luring yield seekers.

Jennifer Popovec

Unless you are completely out of touch, you know that your older clients are starving for yield. In fact, retirees who rely on their REIT fixed income investments for “simple” things, such as housing and food, are particularly yield-hungry. With yields on traditional fixed income investments so low, investors must either accept more risk to achieve higher yields or seek out non-traditional investments to provide steady income.

Historically, investors would have turned to CDs, money market funds and bonds. In this low-yield environment, however, investors are finding REITs attractive, especially net lease REITs. They’re attracted to the sector’s stable asset base and steady dividends, which are usually paid monthly.

“The credit crunch really taught investors a big lesson about risk, and investors today are much more risk-averse and more yield-oriented,” says Tom Lewis, chairman and CEO of Realty Income Corp., an Escondido, Calif.-based REIT that invests in net lease properties and brands itself as The Monthly Dividend Company (NYSE: O). “In fact,” says Lewis, “I’d say they’re starving for yield. For retired people who are trying to replace their salaries, this yield environment is excruciating.”

Long-Term Leases = Less Risk

Net lease REITs derive their name from a type of lease that is common for office, industrial and retail properties—the triple net lease, also known as an NNN lease. Simply put, an NNN lease requires the tenant to pay for all expenses related to the property, including rent, maintenance, and property taxes.

In addition, most net leases are long term—typically 20 years or longer. And, in the commercial real estate sector, where risk is associated with lease terms, net leases are usually viewed as low-risk.

Assets with long-term leases are considered less risky than those with short-term leases because owners don’t have to worry about finding new tenants on a regular basis. Hotels, for example, have the shortest lease term—basically leasing rooms on a daily basis—and are the most vulnerable to economic conditions. At the other end of the spectrum are net leases, which are typically structured with incremental rent increases, usually to keep pace with inflation.

Net lease owners/investors give up big rental increases to lock in steady income. In fact, many investors consider long-term net lease properties to be fixed income investments because of the steady cash flow they provide.

Historically, net leases have been more common with freestanding retail properties. Walgreens, for example, is one of the most prolific net lease tenants, along with banks such as Chase and Bank of America.

As a result, most net lease REITs are heavily invested in retail properties and have been categorized as single-tenant net lease REITs. What’s interesting, however, is that many REITs in other categories—industrial and healthcare, for example—own properties that are secured by triple net leases. The difference, however, is that their portfolios also include properties with other types of leases and shorter lease terms.

A couple of companies have entered the publicly-traded, single-tenant net lease space—both Spirit Realty and American Realty Capital Trust had IPOs this year. Today, SNL Financial counts eight REITs in the net lease category and a market cap of $13.5 billion. In addition, there are a handful of non-traded REITs that specialize in net lease properties.

Year-to-date, publicly-traded, single-tenant net lease REITs have posted a total return of 32.33 percent, according to SNL Financial. The sector has outperformed SNL’s all-equity REIT index, as well as the S&P 500 and the Russell 3000. It posted an average dividend yield of 4.785 percent as of mid-October.

Single-Tenant Retail REIT Overview
Institution Name	Ticker	Implied Market Cap ($M)	Dividend Yield (%)	YTD total return (%)*	2011 total return (%)	5-year total return (%)
Realty Income Corporation	O	5,476.9	4.43	21.41	7.53	90.79
National Retail Properties Inc.	NNN	3,365.8	5.08	22.92	5.58	68.62
American Realty Capital Trust Inc.	ARCT	1,885.5	6.01	105.95	NA	NA
Spirit Realty Capital Inc.	SRC	1,384.8	0	8.8	NA	NA
Getty Realty Corp.	GTY	612.5	2.73	33.31	-51.86	-6.63
Agree Realty Corporation	ADC	310.5	6.07	13.77	-0.16	23.66
One Liberty Properties Inc.	OLP	279	7.01	20.21	7.46	28.74
American Realty Capital Properties Inc.	ARCP	155.2	6.95	32.31	NA	NA

*	Spirit Realty Capital total return calculated from its IPO on Sept 19, 2012; American Realty Capital Trust total return calculated from Feb. 29, 2012. As of Oct. 11, 2012

Source: SNL Financial

Demographic Shift

Demographics have a lot to do with the popularity of net lease REITs today, Lewis contends. Baby boomers are entering retirement, and with them, demand for income-producing investments has increased drastically.

In the 1990s and even into the early 2000s, baby boomers were in their peak earning years and accumulating money for retirement. Only a small segment of the population was looking for income.

“Today, it’s a very different picture,” Lewis says. “There are 76 million baby boomers, and 10,000 people are turning 65 every day. Thirty-five percent of the population is now over 55 years old, and this segment owns 62 percent of all brokerage assets. They’re moving into a phase of their life when they need income, and this yield environment is excruciating for retired people who are trying to replace their salaries.”

Lewis points out that the increased interest in steady income-producing investments has been evident in the volume of traffic to Realty Income’s website. “Last month, we had about 5,500 people come to our website from doing a web search for the keywords ‘dividend growth’ and ‘monthly income’, and every month the number has increased,” Lewis says. “We have always attracted retired investors, and as the baby boomers enter retirement in large numbers, we’re all that more attractive. It’s funny because 15 years ago when baby boomers were in their peak earnings years, there wasn’t anything we could do to get their attention.”

That’s clearly not the case today: The company’s stock currently is trading at about $40—a substantial increase from its 52-week low of $31.85.

Determining Quality

The quality of a net lease is determined by three primary elements: 1) the tenant’s ability to pay the rent; 2) the importance of the real estate to the tenant; and 3) the quality of the property and the ability to lease it to another tenant.

Net lease owners/investors are particularly interested in the creditworthiness of the tenant. Like bonds, net leases are secured by a company’s credit or balance sheet, and companies that are ranked as investment grade by ratings agencies such as Standard & Poor’s are the most attractive net lease tenants.

“We certainly characterize net leases as a bond-like investment because the quality of the lease payment is the same as unsecured bonds,” says Kevin Shields, chairman & CEO of Griffin Capital Corp. and an advisor for Griffin Capital Net Lease REIT. “You’re getting a nice yield premium on the same credit quality relative to having bought the bonds.”

Shields points to Griffin Capital Net Lease REIT’s recent acquisitions—the company purchased assets leased on long-term net leases by AT&T, Westinghouse Electric, GE and Travelers Insurance. “If you look at the last five assets we acquired, our average lease yield on those assets is 8.4 percent,” he says. “If you were to buy a comparable maturities bond, the weighted average interest rate is 5.2 percent, representing a 320 basis point spread between the lease rate and the bond rate for the same credit.”

Realty Income, for example, made the decision to move up the credit curve and work with investment-grade tenants. Although the REIT previously invested exclusively in retail, it now is pursuing opportunities in industrial, manufacturing, distribution and agricultural assets.

Since implementing its new strategy, Realty Income has purchased about $1.2 billion in non-retail assets, about $1 billion with investment-grade tenants. The REIT completed its first investment-grade transaction with global adult beverage firm Diageo, paying $300 million for wineries/vineyards in California’s Napa Valley and leasing it back to Diageo for 20 years. Diageo, which makes Guinness as well as other well-known beverages, enjoys investment-grade credit scores.

However, the creditworthiness of the tenant only goes so far, and that’s why net lease owners/investors are also interested in the real estate itself.

“If you own an asset that is considered ‘mission-critical’—the tenant needs that property to run its business—there’s a higher likelihood the lease will be renewed,” Shields says. “And if worse comes to worse and the tenant chooses not to renew, a high-quality asset can be leased to another tenant.”

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